SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)
(Amendment No. 14)*
Scientific Games Corporation
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

80874P109
(CUSIP Number)

Frances Townsend Vice Chairman, General Counsel and Chief Administrative Officer MacAndrews & Forbes Incorporated 35 East 62nd Street New York, New York 10065 (212) 572−8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d−1(e), 13d−1(f) or 13d−1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS The ROP Revocable Trust dated 1/9/2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
36,811,360 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
36,811,360 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,811,360 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.9%; See Item 5
14	TYPE OF REPORTING PERSON
OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MacAndrews & Forbes Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
36,705,736 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
36,705,736 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,705,736 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.8%; See Item 5
14	TYPE OF REPORTING PERSON
CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SGMS Acquisition Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
27,465,736 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
27,465,736 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,465,736 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.0%; See Item 5
14	TYPE OF REPORTING PERSON
CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RLX Holdings Two LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,125,000 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
3,125,000 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,125,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3%; See Item 5
14	TYPE OF REPORTING PERSON
OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SGMS Acquisition Two LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,795,000 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
4,795,000 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,795,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%; See Item 5
14	TYPE OF REPORTING PERSON
OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SGMS Acquisition Three LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
770,000 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
770,000 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
770,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%; See Item 5
14	TYPE OF REPORTING PERSON
OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MacAndrews & Forbes LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
550,000 Shares (1)
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
550,000 Shares (1)
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
550,000 Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6%; See Item 5
14	TYPE OF REPORTING PERSON
OO
(1)	Represents 550,000 Shares owned by MacAndrews & Forbes Group, LLC, a wholly owned subsidiary of MacAndrews & Forbes LLC, of which MacAndrews & Forbes LLC is the sole member.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MacAndrews & Forbes Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
550,000 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
550,000 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
550,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6%; See Item 5
14	TYPE OF REPORTING PERSON
OO

Item 1. Security and Issuer

This Amendment No. 14 to the statement on Schedule 13D, which amends and supplements the Schedule 13D originally filed by MacAndrews & Forbes Incorporated (“M&F”) and SGMS Acquisition Corporation (“SGMS One”) on November 26, 2003, is filed by The ROP Revocable Trust dated 1/9/2018 (the “ROP Revocable Trust”), M&F, SGMS One, RLX Holdings Two LLC (“RLX”), SGMS Acquisition Two LLC (formerly SGMS Acquisition Two Corporation) (“SGMS Two”), SGMS Acquisition Three LLC (“SGMS Three”), MacAndrews & Forbes LLC (“M&F LLC”) and MacAndrews & Forbes Group, LLC (“M&F Group”) (each of the foregoing, a “Reporting Person” and, collectively, the “Reporting Persons”) and relates to the common stock, par value $0.001 per share (“Common Stock”), of Scientific Games Corporation, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6601 Bermuda Road, Las Vegas, Nevada 89119.

Item 4. Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On September 11, 2020, SGMS One, RLX, SGMS Two, SGMS Three and M&F Group (the “Sellers”) entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Pivot Buyer LLC, a Delaware limited liability company (the “Buyer”), an entity formed by affiliates of Caledonia (Private) Investments Pty Limited, an Australian Proprietary Company (“Caledonia”).  Pursuant to the Stock Purchase Agreement, the Buyer and certain third parties designated by the Buyer agreed to purchase from the Sellers an aggregate number of shares of Common Stock equal to 34.9% of the Issuer’s outstanding Common Stock (the “Sale”).  The Sale is subject to certain conditions, as set forth in the Stock Purchase Agreement, which is filed as Exhibit 19 to this Schedule 13D and is incorporated herein by reference.  The Stock Purchase Agreement contemplates the Sale and/or transfer the shares of Common Stock occurring in a manner such that neither the Buyer (together with its affiliates or associates), nor any of the third parties designated by the Buyer nor any other person receiving such shares (together with its affiliates or associates) will beneficially own, directly or indirectly, more than 9.9% of the issued and outstanding Common Stock.

In connection with the Stock Purchase Agreement, M&F agreed to cause the resignation, effective as of the Initial Closing (as defined in the Stock Purchase Agreement), of the members of the Issuer’s board of directors nominated by it pursuant to that certain Stockholders’ Agreement, dated as of September 6, 2000, by and among Scientific Games Corporation (formerly known as Autotote Corporation), M&F (formerly known as Mafco Holdings Inc.) (as successor-in-interest under the agreement to Cirmatica Gaming S.A.), The Oak Fund, Peconic Fund Ltd. Ramius Securities, LLC, and Olivetti International S.A. (as amended, the “Company Stockholders’ Agreement”).

Concurrently with the entry by the Sellers into the Stock Purchase Agreement, M&F entered into an agreement with the Issuer (the “Side Letter”) providing M&F the right to designate a non-voting observer (or, in certain circumstances described in the Side Letter, a director) for appointment to the Issuer’s board of directors during the pendency of the Sale, subject to certain conditions.  Such board observer as of the Initial Closing will be Mr. Barry F. Schwartz, Emeritus Vice Chairman of M&F.  Pursuant to the Side Letter, upon consummation of the Sale, the Company Stockholders’ Agreement will terminate other than with respect to certain registration rights transferred to the Buyer in connection with the Sale.  The Side Letter is filed as Exhibit 20 to this Schedule 13D and is incorporated herein by reference.

In connection with the Stock Purchase Agreement, the Buyer received an Equity Commitment Letter from Caledonia dated September 11, 2020, pursuant to which Caledonia committed to fund the aggregate purchase price for the shares of Common Stock, and the Sellers entered into a limited guaranty with Caledonia dated September 11, 2020, pursuant to which Caledonia agreed to guarantee certain obligations of the Buyer in respect of the Stock Purchase Agreement.

The Reporting Persons undertake no obligation to make additional disclosures in connection therewith except to the extent required by law. The foregoing is not intended to limit the matters previously disclosed in Item 4 of the Schedule 13D. In addition, each of the Reporting Persons and Schedule I Persons continues to reserve the right to acquire or dispose of securities of the Issuer or to formulate other purposes, plans or proposals regarding the Issuer or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer

The information contained in the first four paragraphs under “(a)-(b)” of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) As of the close of business on September 11, 2020, (i) SGMS One has sole voting power and sole dispositive power over 27,465,736 shares of Common Stock, representing approximately 29.0% of the Common Stock, (ii) RLX has sole voting power and sole dispositive power over 3,125,000 shares of Common Stock, representing approximately 3.3% of the Common Stock, (iii) SGMS Two has sole voting power and sole dispositive power over 4,795,000 shares of Common Stock, representing approximately 5.1% of the Common Stock, (iv) SGMS Three has sole voting power and sole dispositive power over 770,000 shares of Common Stock, representing approximately 0.8% of the Common Stock, and (v) M&F Group (of which M&F LLC is the sole member) has sole voting power and sole dispositive power over 550,000 shares of Common Stock, representing approximately 0.6% of the Common Stock.

Because SGMS One, RLX, SGMS Two, SGMS Three, M&F LLC and M&F Group are wholly owned subsidiaries of M&F, M&F may be deemed to have beneficial ownership of the shares of Common Stock beneficially owned by such entities, representing approximately 38.8% of the Common Stock.

The ROP Revocable Trust, as the sole stockholder of M&F, may be deemed to beneficially own all shares of Common Stock beneficially owned by M&F, SGMS One, RLX, SGMS Two, SGMS Three, M&F LLC and M&F Group, which, together with the 105,624 shares of Common Stock owned directly by the ROP Revocable Trust, represent approximately 38.9% of the Common Stock.

Ronald O. Perelman, the sole trustee and beneficiary of the ROP Revocable Trust and Director, Chairman and Chief Executive Officer of M&F, may be deemed to beneficially own all the shares of Common Stock beneficially owned by the ROP Revocable Trust, M&F, SGMS One, RLX, SGMS Two, SGMS Three, M&F LLC and M&F Group described above.

Frances Townsend, Vice Chairman, General Counsel and Chief Administrative Officer of M&F and a member of the Issuer’s board of directors, beneficially owns 70,224 shares of Common Stock, representing less than 0.1% of the Common Stock.

The information contained in the last two paragraphs under “(a)-(b)” of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The percentages set forth in the preceding paragraphs of this Item 5 have been calculated based upon 94,705,110 shares of Common Stock outstanding as of July 20, 2020.

(c) Except as described in Item 3 of the Schedule 13D, none of the persons named above nor any of the Schedule I Persons has effected any transaction with respect to the Common Stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 4 and 5 of this Schedule 13D and Exhibits 19 and 20 to this Schedule 13D are incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

Filed herewith are the following exhibits:

19.	Stock Purchase Agreement, dated as of September 11, 2020, between Pivot Buyer LLC and the Sellers named therein
20.	Side Letter, dated as of September 11, 2020, between MacAndrews & Forbes Incorporated and Scientific Games Corporation

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated as of: September 11, 2020
THE ROP REVOCABLE TRUST DATED 1/9/2018

By:	/s/ Ronald O. Perelman
	Name:	Ronald O. Perelman
	Title:	Trustee

MACANDREWS & FORBES INCORPORATED

By:	/s/ Edward Mammone
	Name:	Edward Mammone
	Title:	Vice President, Controller
SGMS ACQUISITION CORPORATION

By:	/s/ Edward Mammone
	Name:	Edward Mammone
	Title:	Senior Vice President, Controller
RLX HOLDINGS TWO LLC

By:	/s/ Edward Mammone
	Name:	Edward Mammone
	Title:	Senior Vice President, Controller
SGMS ACQUISITION TWO LLC

By:	/s/ Edward Mammone
	Name:	Edward Mammone
	Title:	Senior Vice President, Controller
SGMS ACQUISITION THREE LLC

By:	/s/ Edward Mammone
	Name:	Edward Mammone
	Title:	Senior Vice President, Controller
MACANDREWS & FORBES LLC

By:	/s/ Edward Mammone
	Name:	Edward Mammone
	Title:	Vice President, Controller
MACANDREWS & FORBES GROUP, LLC

By:	/s/ Edward Mammone
	Name:	Edward Mammone
	Title:	Vice President, Controller